FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Dividend proposal and strategic guidelines	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“TELEFÓNICA”) as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
TELEFÓNICA, at its Seventh Investor Conference to be held today in Madrid, will reiterate its commitment to reach 2.10 euros earnings per share in 2010, and will announce a proposal to distribute a dividend of 1.40 euros per share for 2010, showing an annual increase of 21.7%. For such purpose the adoption of the corresponding corporate resolutions will be proposed. It is the Company’s intention to maintain the current practice so that this dividend will be payable in two tranches.
Additionally, TELEFÓNICA will announce that it has set as a target to increase, up to a minimum of 1.75 euros per share, the dividend for 2012.
Finally, the Company will also communicate within the scope of the presentation of its strategic guidelines up to 2012, the expected consolidated performance of the Telefónica Group based on the following key financial indicators:

	2008 Adjusted[1]	CAGR[2,3] 2008-2012E
	(million euros)	(%)
Revenues	57,946	+1%/+4%
Operating Income Before Depreciation & Amortization (OIBDA)	22,602	+2%/+4%
Operating Income	13,556	+4%/+7%
Operating Cash Flow (OIBDA – CapEx)	14,201	+5%/+7.5%

Cumulative[3] 2009-2012E
(billion euros)
CapEx	~30
Operating Cash Flow (OIBDA – CapEx)	>64
Free Cash Flow[4]	>40

(1)
2008 adjusted figures for guidance include 9 months of consolidation of Telemig in Telefónica Latinoamérica and exclude Sogecable capital gain (€ 143 m) and the application of provisions made in Telefónica Europe in respect of potential contingencies deriving from the past disposal of shareholdings, one these risks had dissipated or had not materialized (€ 174 m).

(2)	CAGR: Compounded Annual Growth Rate.

(3)
Figures assuming 2008 constant exchange rates (average exchange rates in 2008) and excluding changes in consolidation. In terms of guidance calculation OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of Telefónica España and spectrum licenses.

(4)	Free Cash Flow available to remunerate Telefónica’s shareholders, to protect solvency levels (financial debt and commitments), and to accommodate strategic flexibility.
Madrid, October 9th, 2009.
This document contains statements that constitute forward looking statements about the Company, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations, which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
Such forward looking statements, by its nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in these forward looking statements.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this communication. They are all encouraged to consult the Company’s communications and periodic filings made with the relevant securities markets regulators and, in particular, with the Spanish Securities Markets Regulator.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 9th, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors